Exhibit 4.1

LOAN AGREEMENT

        THIS LOAN AGREEMENT (this “Agreement”) made as of the 31st day of January 2007, by and between Attunity Ltd., an Israeli company (number 52-003801-9), of Kfar Netter Industrial Park, Kfar Netter 40593, Israel (the “Company”) and Plenus Technologies, Ltd, an Israeli company, Plenus II, LP, a limited partnership organized under the laws of Israel, and Plenus II (DCM), LP, a limited partnership organized under the laws of Israel (collectively, “Plenus” or the “Lender”).For the purposes of this Agreement, including all of its schedules and exhibits, the “Effective Date” shall be the Closing Date.

W I T N E S S E T H:

WHEREAS, the Company wishes to obtain a loan of up to three million dollars ($3,000,000), comprised of an initial installment of two million dollars ($2,000,000) and an additional installment of one million dollars ($1,000,000) upon the achievement of a certain milestone (collectively referred to as the “Loan” or the “Loan Amount”) from the Lender on the terms and conditions set forth in this Agreement;

WHEREAS, prior to the date hereof, the Company has repaid all outstanding amounts due pursuant to the Loan Agreement between the Company and Plenus Technologies, Ltd. dated as of May 1, 2006; and

WHEREAS, the Lender is willing to extend the Loan to the Company on the terms and conditions set forth in this Agreement.

        NOW THEREFORE, the parties hereto hereby agree as follows:

    1.        Loan, Warrant and Security.

    1.1       Loan Amount. The Lender hereby undertakes to loan to the Company and the Company undertakes to borrow from the Lender the Loan in the amount of up to three million dollars ($3,000,000), as more fully detailed herein.

    1.2        Disbursement. The Loan Amount shall be disbursed in two installments as follows: The first installment in the amount of two million dollars ($2,000,000) shall be disbursed at the First Closing (as defined below), which shall take place on or before January 31, 2007. The second installment in the amount of one million dollars ($1,000,000) shall be conditioned upon the Company’s achievement of the milestone described in Exhibit 1.2 attached hereto (“Milestone”) and shall be disbursed at the Second Closing (as defined below). Notwithstanding anything to the contrary herein, in the event the Company fails to achieve the Milestone, the Lender shall not be obligated to disburse the second installment. The disbursement of any portion of the Loan Amount shall be subject to the fulfillment of the conditions set forth in Sections 1.4 and 1.5 below.

The Loan Amount shall be transferred by the Lender to the Company by means of wire transfer in accordance with wire instructions to be provided in writing to Plenus by the Company from time to time, or, if no other instructions are given, to:

Attunity Ltd.
United Mizrahi Bank
26, Haneviim Street
Haifa, ISRAEL
Hadar Branch Haifa, # 441
Account # 578600
Swift code: MIZBILITA

    1.3        Warrants. At the First Closing, the Company shall issue to the Lender four (4) warrants, in the forms attached hereto as Exhibit A1 through Exhibit A4 (collectively the “Warrants”), in the name of Plenus Technologies Ltd. and Plenus II, LP, for the purchase of Warrant Shares (as defined in the Warrants) in accordance with the terms thereof, it being agreed that, in no event whatsoever, shall the exercise price of the Warrants attached hereto as Exhibit A3 and Exhibit A-4 be lower than $0.18 per share (subject to adjustment upon a stock split, stock dividend or similar event).

    1.4        First Closing. Concurrently with the execution and delivery of this Agreement, the Company shall deliver to Plenus the documents referred to in clauses (i) and (ii) below, and within thirty (30) days thereafter all of the other documents referred to in clauses (iii) through (vi) below: (i) the Warrants duly executed by the Company; (ii) a Floating Charge Agreement (the “Floating Charge Agreement”) and a Fixed Charge Agreement (the “Fixed Charge Agreement”) by and between the Lender and the Company, in the forms attached hereto as Exhibit B1 and Exhibit B2, respectively, duly executed by the Company; (iii) copies of forms for creating a floating charge (as per Exhibit C1) and fixed charge (as per Exhibit C2), both duly signed by the Company; (iv) a certificate from the Secretary of the Company certifying that the Company’s Board of Directors resolved to (a) authorize the Company to enter into this Agreement, the Floating Charge Agreement and the Fixed Charge Agreement, (b) authorize the issuance of the Warrant to Plenus and reserving a sufficient number of Ordinary Shares to be issued upon exercise of the Warrant, in the event that Plenus elects to exercise the Warrant into such shares, and (c) authorize an officer of the Company to execute and deliver all of such documents and their respective exhibits and schedules; (v) waivers, consents and approvals in respect of the transactions contemplated herein, including, but not limited to, regarding pre-emptive rights, registration rights and other rights of third parties, including, without limitation, creditors and governmental entities, if applicable; and (vi) a legal opinion by counsel to the Company, a copy of which is attached hereto as Exhibit D.

The date on which all of the above documentation shall be delivered to Plenus to its satisfaction (except for any documentation that is waived by Plenus) and all of the requirements set forth in Section 1.5, below, are fulfilled shall be referred to herein as the “First Closing Date” (and such date shall be considered the “First Closing”), which shall take place on or before February 28, 2007.

Without detracting from the Company’s obligation to timely furnish Plenus with all of the documents set forth above, the obligations of the Lender pursuant hereto shall be subject to receipt of all of such documents, and the Lender shall have the right to terminate this Agreement by written notice to the Company should the Company breach its obligation to furnish the said documents within the specified period.

    1.5        Security. (a) In accordance with the terms and the conditions of the Floating Charge Agreement and the Fixed Charge Agreement, the Company agrees to secure the repayment of the Loan Amount and unpaid Interest (as defined below) by creating a first priority floating charge on the Company’s present and future tangible and intangible assets and rights of any kind, whether contingent or absolute, as more fully set forth in the Floating Charge Agreement, and a first priority fixed charge on the Company’s intellectual property, as more fully set forth in the Fixed Charge Agreement for the benefit of the Lender.

(b) The Company shall file the forms for creating a floating charge and fixed charge (Exhibits C1 and C2) with the Companies Registrar and provide Plenus stamped copies thereof to indicate filing.

    1.6        Second Closing. The disbursement of the additional installment of the amount of one million dollars ($1,000,000) shall take place at a closing (the “Second Closing”). Such Second Closing shall occur within ten (10) business days following the receipt by Plenus of a certificate signed by the Company’s independent auditors (an “Auditors’ Certificate”), certifying that that the Company has fully achieved the Milestone.

    1.7        Seniority. The Loan evidenced by this Agreement is hereby expressly stated to be senior in right of payment to any current or future indebtedness of the Company (whether reflected in the balance sheet or not), except for the indebtedness incurred in the ordinary course of business.

    1.8        Term. The term of the Loan will commence on the First Closing Date and terminate on the third anniversary of the First Closing Date (the “Term”), unless this Agreement is earlier terminated or repayment is accelerated in accordance with this Agreement.

    1.9        Old Warrants. Subject to the First Closing, the expiration dates of the warrants listed in Exhibit 1.9 hereto (the “Old Warrants”) are hereby extended to 5 (five) years from the First Closing Date. Upon surrender of the Old Warrants to the Company, Plenus Technologies Ltd. shall be entitled to receive new warrants reflecting the new expiration date.

    2.        Payments.

    2.1        Repayment Date. The Loan Amount together with all accrued and unpaid Interest (as defined below) shall be re-paid in full by the expiration of the Term (the “Repayment Date”), as per the installment payment plan set forth in Sections 2.2 and 2.3 below.

    2.2        Payment of Loan Amount. The Company shall repay the outstanding Loan Amount to the Lender in twelve (12) equal monthly installments each commencing on the first day of the 25th month following the First Closing Date.

    2.3        Interest on Loan Amount and Payment thereof. Interest on the Loan Amount shall accrue and be paid by the Company as follows:

    (a)        From the First Closing Date and the Second Closing Date, as applicable, through the Repayment Date, the Company shall pay to the Lender interest on the outstanding Loan Amount at a floating annual rate of the LIBOR rate published on the first day of each calendar quarter for three months plus four and one-quarter percent (4.25%). All said interest accrued, plus value added tax (“VAT”), if applicable, is hereinafter referred to as the “Interest”.

    (b)        The Interest accrued in each calendar quarter during the Term shall become due and payable on the first day of the next ensuing calendar quarter, with the first Interest payment due and payable on April 1, 2007, and the Interest accrued during the last quarter or partial quarter within the Term, shall become due and payable on the Repayment Date. In the event the Company is legally obliged to deduct tax at source (“withholding tax”) from any Interest payment, it shall do so and provide the Lender with sufficient confirmation evidencing such deduction. Alternatively, Lender may provide the Company with a tax deduction exemption from the Income tax authorities.

    2.4        Interest on Late Payment. Any amount owing by the Company to the Lender hereunder which is not paid by the Company on its due date shall bear an additional five percent 5% interest per annum, plus VAT if applicable; which additional interest shall be compounded daily.

    2.5        Manner of Payment. All payments to be made by the Company to the Lender shall be made to the following account: Plenus – account number 133021 at United Mizrachi Bank Ltd., Branch No. 522, located in Herzliya, Swift Code: MIZBILIT.

    2.6        Early Termination. The Company may terminate this Agreement, prospectively, at any time before the Repayment Date, by providing Plenus with a notice in writing indicating its intention to terminate this Agreement, in the form attached hereto as Exhibit F, provided that upon delivery of such notice to the Lender, (i) the Company shall have satisfied all of its obligations under this Agreement (including all exhibits and schedules hereto), (ii) all amounts due from the Company pursuant to this Agreement, on account of the Loan Amount, the Interest, late payment interest, or otherwise, shall have been paid in full (iii) the Warrants (as defined below) shall have been issued to the Lender, and (iv) the Company shall not have any outstanding debts to the Lender pursuant to or in connection with this Agreement.

    2.7        Prepayment. Notwithstanding anything to the contrary herein contained, the Company may prepay the Loan Amount, in whole or in part (provided that each prepayment is in an amount not lower than two hundred thousand dollars ($200,000) or all outstanding amounts due, whichever is lower), plus Interest accrued thereon (proportionately, if applicable), at any time, subject to the Company providing the Lender with at least thirty (30) days prior written notice of such intention to prepay.

    2.8        Set-off. The Lender may set-off any obligation owed to them by the Company under this Agreement, the Floating Charge Agreement, the Fixed Charge Agreement or the Warrant (together, the “Transaction Documents”) against any obligation owed by the Lender to the Company, regardless of the place of payment, booking branch or currency of either obligation, upon giving the Company seven (7) days’ prior written notice. If an obligation is not liquidated or unascertained, the Lender may set-off in an amount estimated by them in good faith to be the amount of that obligation. If obligations are in different currencies, the Lender may convert either obligation at a market rate of exchange in its usual course of business for the purpose of the set-off. The Lender shall not be obliged to exercise any right given to them under this Section 2.6. In the event that the foregoing set-off is made by the Lender, any amounts set-off will be deemed to be payment as described in Section 2 above. The Company may not set-off any obligation owed to it by the Lender against any obligation it owes to the Lender under the Transaction Documents.

    3.        Acceleration.

        Notwithstanding anything herein to the contrary, the entire Loan Amount, together with accrued and unpaid Interest to date, shall be due and payable at any time without any further demand, immediately upon the occurrence of any of the events described below (“Event of Acceleration”), unless otherwise provided herein:

    (i)        the Company fails to pay any sum due from it under any of the Transaction Documents at the time, in the currency and in the manner specified therein, or otherwise is in material breach of any of the Transaction Documents and the same is not remedied within seven (7) days, in case of non-payment, or fourteen (14) days in case of any other breach; or

    (ii)        the Company performs a general readjustment or rescheduling or another arrangement regarding its indebtedness pursuant to Section 350 to the Israeli Companies Law, 1999 (the “Companies Law”) or otherwise; or makes a general assignment for the benefit of, or a composition with, its creditors pursuant to Section 350 to the Companies Law or otherwise; or

    (iii)        any indebtedness of the Company to a third party for borrowed money in the amount of more than $100,000 is not paid when due; or any indebtedness of the Company to a third party for borrowed money in the amount of more than $100,000 becomes capable of being declared by such third party to be, or is declared, due and payable prior to its specified maturity; or

    (iv)        the filing against the Company of any petition in liquidation or any petition for relief under the provisions of applicable law for the relief of debtors, or the appointment of a special manager, temporary liquidator, temporary receiver or trustee to take possession of any material property or assets of the Company; or an attachment is placed on any of the material assets of the Company; or the Company resolves to voluntarily liquidate; or the appointment of a liquidator or receiver to take possession of material property or assets of the Company; or

    (v)        any representation or statement made by the Company in any of the Transaction Documents or in any notice or other document, certificate or written statement delivered by it pursuant thereto or in connection therewith is, or proves to have been, incorrect or misleading in any material respect; or

    (vi)        any event or series of events occur(s) which, in the reasonable opinion of Plenus, may have a material adverse effect on the business, condition (financial or otherwise), or results of operations of the Company or on the ability of the Company to comply with any of its material obligations under any of the Transaction Documents; or

    (vii)        the Company consummates (a) an issuance of the Company’s securities or a consolidation or merger of the Company with or into another entity, pursuant to which or as a result thereof the Company’s then current shareholders will own less than fifty (50%) percent of the voting securities of the Company, the new entity or the surviving entity (as the case may be) or they will no longer have the power or the right to appoint more than fifty (50%) percent of the members of the board of directors of such entity; (b) an issuance or sale of shares of the Company constituting immediately thereafter more than fifty (50%) percent of the Company’s outstanding shares (on a fully diluted and as-converted basis) to third parties other than the Company’s current shareholders, (c) a sale of a material part of the Company’s assets; or (d) an equity investment, or series equity of investments, in the Company resulting in proceeds to the Company following the Effective Date in an aggregate amount of at least fifteen million dollars ($15,000,000).

        The Company shall promptly inform Plenus of the occurrence of any Event of Acceleration and, upon receipt of a written request to that effect from Plenus, shall confirm to Plenus that, except as previously notified to Plenus or as notified in such confirmation, no Event of Acceleration has occurred.

    4.        Representations and Warranties.

    4.1        The Company hereby represents and warrants to each of the Lenders, as of the date hereof and the Closing Date each of the following representations and warranties.

    (i)        The Company is a company duly formed and validly existing under the laws of the State of Israel. The Company’s current Articles are attached hereto as Schedule 4(i). The Company has full corporate power and authority to enter into and perform its obligations under the Transaction Documents, and all of such documents constitute legally binding obligations of the Company and are enforceable against the Company in accordance with their respective terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, liquidation, conservatorship, receivership or similar laws relating to, or affecting generally the enforcement of, creditor’s rights and remedies or by other equitable principles of general application.

    (ii)        The Company has furnished Plenus with its audited, consolidated, financial statements as at, and for the year ended, December 31, 2005 (the “Financial Statements”). The Financial Statements are true and correct in all material respects, are in accordance with the books and records of the Company and have been prepared in accordance with generally accepted accounting principles consistently applied, and fairly and accurately present in all material respects the financial position of the Company as of such dates and the results of its operations for the periods then ended. Except as disclosed in documents filed by the Company with the Securities and Exchange Commission pursuant to the reporting requirements of the Securities Exchange Act of 1934, including material filed pursuant to Section 13(a) of the Exchange Act (all of the foregoing including filings incorporated by reference therein being referred to herein as the “Commission Documents”), the Financial Statements or listed in Schedule 4(ii), since December 31, 2005, there has not been any material adverse change in the assets, liabilities, condition (financial or otherwise) or business of the Company, including, without limitation:

     (a)        any damage, destruction or loss, whether or not covered by insurance, materially and adversely affecting the assets, properties, conditions (financial or otherwise), operating results or business of the Company;

(b) any waiver by the Company of a valuable right or of a material debt owed to it;

(c) any satisfaction or discharge of any material lien, material claim or material encumbrance or payment of any material obligation by the Company, except in the ordinary course of business;

(d) any material change or amendment to a material contract or material arrangement by which the Company or any of its assets or properties is bound or subject;

(e) any loans made by the Company to its employees, officers, or directors other than travel advances made in the ordinary course of business;

(f) any sale, transfer or lease of, except in the ordinary course of business, or mortgage or pledge or imposition of lien on, any of the Company’s material assets; or

(g) any change in the accounting methods or accounting principles or practices employed by the Company.

    (iii)        The execution and delivery of this Agreement (including all exhibits and schedules) by the Company, and performance of the Company’s obligations hereunder, have been duly and validly authorized by all necessary corporate action.

    (iv)        The Company has taken all corporate actions, and has procured all consents and approvals, necessary for the issuance of the Warrant; and the Warrant, and the Warrant Shares when issued, and with respect to the Warrant Shares when the Exercise Price (as defined in the Warrant) is paid, shall be duly authorized, validly issued, fully paid and nonassessable.

    (v)        Neither the execution nor the delivery of this Agreement, nor the transactions contemplated hereby, will contravene any agreement or negative pledge, or, to the Company’s best knowledge, any law, rule, restriction or decree to which the Company is subject, and will not result in any such violation or be in conflict with or constitute, with or without the passage of time and giving of notice, either a default under any such provision, instrument, judgment, order, writ, decree or contract or an event that results in the creation of any lien, charge or encumbrance upon any assets of the Company or, to the knowledge of the Company, the suspension, revocation, impairment, forfeiture, or non-renewal of any material permit, license, authorization, or approval applicable to the Company, its business or operations or any of its assets or properties.

    (vi)        There is no order, writ, injunction or decree of any court, government or governmental agency affecting, or, to the best knowledge of Company, which may affect, the Company or any of its businesses, assets or interests, in a material adverse manner; nor is there any action, suit, proceeding or investigation pending or, to the Company’s knowledge, currently threatened, against the Company, that questions the validity of any of the Transaction Documents, or the right of the Company to execute and deliver any such document or to consummate the transactions contemplated thereby, or that might result, either individually or in the aggregate, in any material adverse changes in the assets, condition, affairs or prospects of the Company, financially or otherwise, nor is the Company aware that there is any basis for the foregoing.

    (vii)        Other than as set forth in the Commission Documents and in Schedule 4(vii) hereto and the Company’s Financial Statements, there are no material claims, guarantees, royalty payments, payments to government entities or regulatory bodies, security interests, options or other rights outstanding with respect to any of the Company’s assets or securities, and the Company has no outstanding loans or financial obligations to any third parties, including, but not limited to, any banking obligations, and any liens or fixed or floating charges on the Company’s bank accounts or other assets of the Company whether registered or not.

    (viii)        The Company, to the best of its knowledge, owns and has developed, or has obtained the right to use, free and clear of all liens (other than the liens created hereunder or by operation of law) and claims, all patents, trademarks, domain names and copyrights, and applications, licenses and rights with respect to the foregoing, and all trade secrets, including know-how, inventions, designs, processes, works of authorship, computer programs and technical data and information (collectively herein “Intellectual Property”) used and sufficient for use in the conduct of its business as now conducted, and as same may be in effect from time to time, and, to the best of the Company’s knowledge, without infringing upon or violating any right, lien, or claim of others, and the Company has taken security measures customary in the industry to protect the secrecy, confidentiality and value of all the Intellectual Property, except that the Company has not registered any patent, trademark or copyright with respect to its Intellectual Property. A complete list of all patents, trademarks and key domain names registered by the Company in any jurisdiction as of the date hereof is set forth in Schedule 4(viii) attached hereto.

    (ix)        The Company’s capitalization on a fully diluted basis, as of the Effective Date, is as set forth in Schedule 4(ix) attached hereto. All of the issued shares of the Company, of all classes are all duly and validly authorized and issued, fully paid and nonassessable, and were issued in accordance with every relevant securities laws, or pursuant to valid exemptions therefrom. Except as provided in the Commission Documents and in Schedule 4(ix), there are no outstanding options, warrants, rights (including conversion or pre-emptive rights with respect to the Warrant Shares) or agreements for the purchase or acquisition from the Company of any shares of its share capital. Except as set forth in the Commission Documents and in Schedule 4(ix), the Company is not a party or subject to any agreement or understanding which affects or relates to the voting rights or which requires written consents with respect to (1) any of the Company’s securities (excluding options granted under the employee stock option plan of the Company, if any), or (2) a director of the Company.

    (x)        To the best of the Company’s knowledge, there are no investigations or actions or administrative proceedings of or before any court or agency which (a) could have a material adverse effect on the business, financial condition or results of operations of the Company or the ability of the Company to perform its obligations hereunder, or (b) purports to affect the legality, validity or enforceability of any of the Transaction Documents.

    (xi)        Neither this Agreement (including any schedule or exhibit to this Agreement) nor any documents, certificates or other items supplied by the Company with respect to the transactions contemplated hereby, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements herein or therein, in light of the circumstances in which they were made, not misleading.

    (xii)        Other than the subsidiaries listed on Schedule 4(xii), the Company has no subsidiaries (“Subsidiaries”). For the purposes of this section 4, reference to the Company other than in this clause (xii), shall mean both the Company and all of its Subsidiaries.

    (xiii)        No consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any governmental authority on the part of the Company is required in connection with the consummation of the transactions contemplated by the Transaction Documents, except for the registration of the charges under the Floating Charge Agreement and the Fixed Charge Agreement and compliance with the applicable securities laws and the consent of the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Employment.

    (xiv)       Each Material Agreement (as defined below) is in full force and effect, none is subject to recession and to the best knowledge of the Company, there are no existing circumstances which would reasonably be expected to materially modify the terms of any Material Agreement. To the Company’s best knowledge, no third party is in default under any Material Agreement. The Material Agreements which are not referred to in the Commission Documentsare set forth in Schedule 4(xiv) attached hereto. Plenus or its counsel has received true and correct copies of each Material Agreement. The Company is not in breach of any obligation under any Material Agreement.

        For the purposes of this Agreement, the term “Material Agreement” shall mean any agreements, understandings, instruments, contracts, proposed transactions, judgments, orders, writs or decrees to which the Company is a party or by which it is bound that may involve (i) obligations (contingent or otherwise) of, or payments to the Company, exceeding $100,000 each, or (ii) intellectual property rights of the Company and/or the intellectual property rights of any third party (other than the license of the Company’s software and products, or those of Company’s suppliers, in the ordinary course of its business which do not fall within any other category herein), or (iii) distribution rights, or (iv) provisions restricting the development, manufacture or distribution of the Company’s products or services, or (v) restrictions or limitations on the Company’s right to do business or compete in any area or any field with any person, firm or company, or (vi) indemnification by the Company with respect to infringements of proprietary rights (other than those entered into in the Company’s ordinary course of business and which do not fall within any other category herein). Notwithstanding the foregoing, “Material Agreement” shall not include non-disclosure agreements executed in the Company’s ordinary course of business.

    4.2        Plenus hereby represents and warrants to the Company that it is an “accredited investor” as defined in Rule 501 under the Securities Act.

    5.        Reporting and Notice Rights.

    5.1        Reporting and Notices. Until the termination of this Agreement, the Company shall provide Plenus with the following: (i) consolidated, un-audited, quarterly financial statements within sixty (60) days after the end of each quarter, (ii) such other data and information as Plenus may reasonably request, provided such data is reasonably available, (iii) at least five (5) business days advanced written notice of any equity investment in the Company occurring after the date hereof, (iv) at least five (5) business days advanced written notice of a merger or consolidation of the Company, a sale of any substantial portion of the assets or shares of the Company or any reorganization or restructuring of the Company having similar effects, or a distribution of dividends, and (v) at least five (5) business days advanced written notice of a firmly underwritten initial public offering of the Company’s shares pursuant to a registration statement filed with the Securities and Exchange Commission under the Securities Act of 1933 or pursuant to a registration statement filed with a similar law under any other jurisdiction.

Furthermore, the Lender shall have, subject to customary non-disclosure obligations, at reasonable times and upon reasonable notice, full access to all books and records of the Company and shall be entitled to inspect the properties of the Company and consult with management of the Company regarding the same, to the extent necessary or advisable for the purpose of monitoring observance by the Company of its obligations under the Transaction Documents.

Following the termination of this Agreement, and for as long as the Warrant is outstanding, the Lender shall have the same reporting and information rights, as granted to the holders of shares of the Company of any class.

     5.2        [Reserved]

     5.3        Information. The Company acknowledges that the Lender will likely have, from time to time, information that may be of interest to the Company (“Information”) regarding a wide variety of matters. The Company, as a material part of the consideration for this Agreement, agrees that the Lender shall have no duty to disclose any Information to the Company or permit the Company to participate in any projects or investments based on any Information, or to otherwise take advantage of any opportunity that may be of interest to the Company if it were aware of such Information, and hereby waives, to the extent permitted by law, any claim based on the corporate opportunity doctrine or otherwise that could limit the Lender’s ability to pursue opportunities based on such Information or that would require the Lender to disclose any such Information to the Company or and offer any opportunity relating thereto to the Company.

    5.4        Confidentiality.

    (a)        Lender acknowledges that the data and the information obtained by it from the Company or anyone on its behalf prior to or during the term of this Agreement which relate to the Company, including, without limitation the existence and terms of the Transaction Documents, are confidential, and agrees that such data and information will not be disclosed by it to any third party nor exploited for other projects, investments or the like, without the prior written consent of the Company; provided, however, that in connection with reports to their shareholders, investors and/or co-lenders, the Lender may, without first obtaining such written consent, make general statements regarding the nature and progress of the Company’s business and provide non-confidential data and information, provided that such shareholders, investors and/or co-lenders shall maintain such information in confidence. Furthermore, the Lender may disclose any data and information to their directors, officers and employees on a need to know basis, provided that such directors, officers and employees shall undertake the same obligations as the Lender undertakes hereunder with respect to such data and information or that the Lender shall be responsible for any disclosure or use thereby without the Company’s consent.

    (b)        Except as required under applicable law or the NASDAQ rules, neither party shall be entitled to issue a press release or any public statement relating to the existence or terms of the Transaction Documents without obtaining the prior written consent of the other party. The foregoing shall similarly apply to any other form of public communication, including but not limited to, announcements, conferences, advertisements, professional or trade publications, mass marketing materials etc.

    6.        Authority.

        Notwithstanding any of the provisions set forth herein, the Company acknowledges and agrees that Plenus reserves the right to add an additional Plenus entity as a lender – and an additional participant to the participants specified in Schedule 1 (the “Participants”) and that Plenus shall act as the lead manager of such syndication on behalf of the lenders and on behalf of the Participants. Plenus hereby represents and warrants to the Company that (a) the Participants have agreed that Plenus at its sole discretion shall determine (i) whether or not to realize any charges and/or pledges over the assets of the Company created for the benefit of the Lender or the Participants; (ii) whether or not repayment of any amounts hereunder owed to the Lender or the Participants are to be accelerated and whether or not an event of a default pursuant to the Floating Charge Agreement or the Fixed Charge Agreement has occurred, (iii) any other decisions that needs to be made with respect to any issue relating to the Transaction Documents, (b) Plenus has been appointed the attorney-in-fact on behalf of the Participants in connection with all of the foregoing, (c) the Participants have agreed not to take any action to the contrary, and (d) the Participants have agreed that in the event that Plenus should give its consent under this Agreement, Plenus’ consent shall bind them as well.

    7.        Holding the Warrant and the Warrant Shares.

        Plenus shall be entitled to receive, upon the exercise of any portion of the Warrants by Plenus, the Warrant Shares issuable upon such exercise, and Plenus shall be entitled to transfer all or any part of the Warrants or the Warrant Shares so issued to a Participant or Permitted Transferees (as defined in Section 9.4 hereof), provided that such transferees are not direct competitors of the Company, and provided further that Plenus shall have an irrevocable proxy from all of such transferees with respect to all of the Warrant Shares held by them.

    8.        Covenant.

        The Company shall comply with the terms of, and do all that is reasonably necessary to maintain in full force and effect all authorizations, approvals, licenses and consents required by or under the laws and regulations of the State of Israel and any other applicable jurisdiction to enable it lawfully to enter into and perform its obligations under the Transaction Documents, and to ensure the legality, validity, enforceability or admissibility in evidence of all such documents.

    9.        Miscellaneous.

    9.1        Further Action. The Company shall perform such further acts and execute such further documents as, in Plenus’s opinion, may be reasonably necessary to carry out and give full effect to the provisions of this Agreement and the intentions of the parties as reflected hereby.

    9.2        Governing Law. This Agreement shall be governed by, and construed according to, the laws of the State of Israel, without regard to the conflict of laws provisions thereof.

    9.3        Successors and Assigns. Except as otherwise expressly limited herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors, and administrators of the parties hereto.

    9.4        Non-assignability. None of the rights or obligations set forth in, arising under, or created by this Agreement may be assigned or transferred by the Company or Lender without the prior consent in writing of the other party, which consent shall not be unreasonably withheld. Anything herein to the contrary notwithstanding, subject to applicable law and the second proviso to Section 7 above, Lender shall have the right to assign or transfer its rights and obligations under this Agreement, as long as such assignment or transfer is not to a competitor of the Company, to any of the following (each a “Permitted Transferee”): (i) any other entity which controls, is controlled by, or is under common control with Lender, (ii) if the Lender is a trustee or is appointed to act on behalf of others – to its beneficiaries, or (iii) if the Lender is a general or limited partnership – to its partners and to affiliated partnerships managed by the same management company or managing general partner or to an entity which controls, is controlled by, or is under common control with, such management company or managing general partner. The foregoing in clauses (i)-(iii) above is subject to the assignee or transferee assuming in writing the obligations of the assignor or transferor under this Agreement. The limited right of Lender to assign and transfer pursuant to this Section 9.4 shall also apply, mutatis mutandis, to each Permitted Transferee. Anything herein to the contrary notwithstanding, subject to applicable law, the Company shall have the right to assign or transfer its rights and obligations under this Agreement in the circumstances set forth in Section 13.2 of the Floating Charge Agreement.

    9.5        Entire Agreement. The Transaction Documents constitute the full and entire understanding and agreement between the Company and the Lender with regard to the subject matters hereof and thereof. The preamble, exhibits and schedules hereto constitute an integral part hereof.

    9.6        Fees and Taxes. The Company shall share in and contribute a total amount of fifteen thousand dollars ($15,000), plus VAT, towards the legal fees and other expenses incurred by Plenus in connection with the transactions contemplated under the Transaction Documents, as follows: five thousand dollars ($5,000), plus VAT, will be paid by the Company 10 business days after signing the Loan agreement against an invoice issued in the name of the Company and ten thousand dollars ($10,000), plus VAT, will be paid by the Company 10 business days after the First Closing Date against an invoice issued in the name of the Company. The Company shall also be responsible for all taxes and other compulsory payments to which the Lender is or shall be subject under the transactions contemplated by the Transaction Documents (other than taxes on the income of the Lender imposed in the jurisdiction in which its principal or lending office under this Agreement is located). Without derogating from the foregoing, the Company will pay the stamp tax, if applicable, to the Transaction Documents and any document in connection therewith, including, without limitation, the Warrant Shares.

    9.7        Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term hereof may be waived (either prospectively or retroactively and either generally or in a particular instance) only with the written consent of the Company and Plenus. No delay or omission to exercise any right, power, or remedy accruing to any party upon any breach or default under this Agreement, shall be deemed a waiver of any other breach or default theretofore or thereafter occurring. All remedies, under this Agreement, by law or otherwise, afforded to any of the parties, shall be cumulative and not alternative.

    9.8        Survival. All covenants made in this Agreement shall continue to remain in full force and effect for as long as this Agreement is still in effect pursuant to its terms. The Company’s representations and warranties shall survive the expiration or termination, for any reason, of this Agreement.

    9.9        Notices. All notices and other communications required or permitted hereunder to be given to a party to this Agreement shall be in writing and shall be telecopied (faxed) or mailed by registered or certified mail, postage prepaid, or by electronic mail, or otherwise delivered by hand or by messenger as follows:

        if to the Company - to the Company's address set forth above, to the attention of Chief Executive Officer and Chief Financial Officer;

        if to the Lender or Participants - to Plenus's address, to the attention of the persons set forth in Exhibit 9.9;

        or to such other address, or to the attention of such other person, with respect to a party as such party shall notify the other parties in writing as above provided. Any notice sent in accordance with this Section 9.9 shall be effective (i) if mailed, three (3) business days after mailing, (ii) if sent by messenger, upon delivery, and (iii) if sent via telecopier (fax) or electronic mail, upon transmission and electronic confirmation of receipt or – if transmitted and received on a non-business day – on the first business day following transmission and electronic confirmation of receipt.

    9.10        Partial Invalidity. If any provision of this Agreement is held by a court of competent jurisdiction to be invalid or unenforceable under applicable law, then such provision shall be excluded from this Agreement and the remainder of this Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms; provided, however, that in such event this Agreement shall be interpreted so as to give effect, to the greatest extent consistent with and permitted by applicable law, to the meaning and intention of the excluded provision as determined by such court of competent jurisdiction.

    9.11        Currency. The term “dollars” appearing in this Agreement shall mean the legal currency of the United States of America, and all payments hereunder shall be made in such currency, unless otherwise agreed in writing by Plenus and the Company.

    9.12        Counterparts. This Agreement may be executed (including via facsimile) in multiple counterparts, each of which shall be deemed an original but all of which shall constitute but one instrument.

[signature page follows]

IN WITNESS WHEREOF the parties have signed this Loan Agreement in one or more counterparts as of the date first appearing above.

ATTUNITY LTD. By: /s/ Dror Elkayam —————————————— Its: VP Finance

PLENUS TECHNOLOGIES, LTD. By: /s/ Moti Weiss ————————————— Its: Managing Partner	/s/ Shlomo Karako ————————————— CFO

PLENUS II, LP By: /s/ Moti Weiss ————————————— Its: Managing Partner	/s/ Shlomo Karako ————————————— CFO

PLENUS II (DCM), LP By: /s/ Moti Weiss ————————————— Its: Managing Partner	/s/ Shlomo Karako ————————————— CFO

Exhibit 1.2

The Milestone will be deemed satisfied upon the occurrence of either of the following:

(i)	receipt by Plenus of an Auditors’ Certificate by no later than August 30, 2007 stating that the Company has achieved revenues (in accordance with US GAAP) of at least $1,500,000 (One Million Five Hundred Dollars) from the sale and/or licenses of the “Infocus” product during the period commencing January 1, 2007 and ending on June 30, 2007 or, in the event the Company fails to achieve the revenue milestone described in this sub-section (i),

(ii)	(ii) the receipt by Plenus of an Auditors’ Certificate by no later than November 30, 2007, stating that the Company has achieved revenues (in accordance with US GAAP) of at least $2,750,000 (Two Million Seven Hundred Fifty Thousand Dollars) from the sale and/or licenses of the “Infocus” product during the period commencing January 1, 2007 and ending on September 30, 2007.

Exhibit 1.9

Warrant issued on June 3, 2004 – exercisable into 250,909 ordinary shares @$1.25

Warrant issued on March 27, 2006 – exercisable into 192,000 ordinary shares @$1.25

Exhibit 9.9

THE LENDER

Name and Address

Plenus Technologies Ltd.
Plenus II, LP
Plenus II (DCM), LP
	with a copy to:	Steve Kronengold, Esq.
16 Abba Eban Avenue		Rabin Science Park; Hamada 12
Herzliya Pituach		Rehovot
Israel		Israel
Attn: Shlomo Karako
Facsimile: (972-9) 957-8770		(972-8) 936-6000

THE PARTICIPANTS

1.	Mizrachi Tefahot Bank Ltd.
2.	Union Bank of Israel Ltd.
3.	Industrial Development Bank of Israel Ltd.
4.	D. Partners (BVI), L.P
5.	CMA Technology Venture Partner Limited
6.	D. Partners (Israel), Limited Partnership
7.	Israel Continental Bank Ltd.
8.	Nessuah Zannex Ltd.
9.	Mercantile Discount Bank Ltd.
10.	Benleumi Provident Funds
11.	Bank Leumi Le-Israel B.M.
12.	Kahal Ltd.

* Includes the aggregate participation amount of the Participants.